UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

AMENDMENT 1
(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 30, 2004

or

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________________ to _________________

Commission File Number 1-11344

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERMAGNETICS GENERAL CORPORATION
IGC SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERMAGNETICS GENERAL CORPORATION
450 Old Niskayuna Road
Latham, New York 12110-0461

IGC 401(k) Retirement Savings
Index
May 31, 2004 and 2003

Page(s)
Report of Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)*	9

*	Other schedules required by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
IGC 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of IGC 401(k) Retirement Savings Plan (the “Plan”) at May 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at May 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Albany, New York
November 1, 2004

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IGC 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
May 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$26,794,086	$22,358,142
Employee contributions receivable	33,241	60,535
Employer contributions receivable	598,393	459,123

Net assets available for benefits	$27,425,720	$22,877,800

The accompanying notes are an integral part of the financial statements.

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IGC 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended May 31, 2004 and 2003

	2004	2003

Investment income
Net appreciation (depreciation) in fair value of investments	$3,035,870	$(1,825,401)
Interest and dividends	290,293	343,195

Total investment income (loss)	3,326,163	(1,482,206)

Contributions
Participants	2,082,812	2,068,614
Employer	1,201,426	994,957

Total contributions	3,284,238	3,063,571

	6,610,401	1,581,365

Deductions from net assets attributed to
Withdrawals and benefits paid to participants	2,062,481	1,931,150

Total deductions	2,062,481	1,931,150

Net increase (decrease)	4,547,920	(349,785)
Net assets available for benefits
Beginning of year	22,877,800	23,227,585

End of year	$27,425,720	$22,877,800

The accompanying notes are an integral part of the financial statements.

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IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
May 31, 2004 and 2003

1.	Description of the Plan

The following brief description of IGC 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution employee savings plan covering substantially all employees of Intermagnetics General Corporation (the “Company”). The Plan became effective on February 1, 1985, and was restated as of June 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
An employee must complete 30 days of service from the date of employment, and have attained the age of 18 to be eligible to participate in the Plan. Employees can join the Plan on the first Monday of the month following the 30 days of employment.

Contributions
Employees who elect to participate in the Plan may contribute on a pretax basis up to 15% of their annual compensation, not to exceed certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investments of their contributions into various options offered by the Plan. The Company currently offers seventeen mutual funds, one common collective trust fund and company stock as investment options for participants. Employer contributions to the Plan are made equal to 50% of participant contributions, up to 5% of their gross compensation, which includes a participant’s base compensation, overtime, fees, bonuses and commissions. Company contributions are allocated to investment options on the same basis as those chosen for participant contributions. Additional non-elective and/or profit-sharing contributions are at the discretion of the Company. Discretionary contributions of $539,896 and $523,644 were made for the years ended May 31, 2004 and 2003, respectively. The Company also contributes to a supplemental frozen pension contribution for certain employees who were employed before or on November 30, 1997 and were a participant in the Intermagnetics General Corporation Pension Plan.

Participant Accounts
Participants’ accounts are credited with the participants’ contributions and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances in the respective funds elected.

Vesting
All participants immediately vest in their contributions while employer matching contributions vest after one year of service, plus accumulated earnings thereon. A participant vests in non-elective and/or profit-sharing contributions, if any, based upon years of service and is 100% vested after five years of continuous service, death or disability, or upon attainment of age 65.

Forfeitures
Forfeitures, if any, from accounts of non-vested terminated participants are allocated to pay administrative expenses or to reduce future employer contributions. Forfeitures used to reduce employer contributions for the year ended May 31, 2004 and 2003 totaled $62,655 and $119,699, respectively.

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IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
May 31, 2004 and 2003

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are collateralized by the balance in the participant’s account. Loan terms may not exceed five years, unless for the purchase of a primary residence. The loans bear interest at a rate of prime plus 1% at the time the loan is made, as determined by the plan administrator.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive payment in the form of a lump-sum or defer payment until the later of death, disability, retirement or attainment of age 70-1/2. If a participant’s account does not exceed $3,500 for participants joining the Plan before August 5, 1997 or $5,000 for participants joining the Plan thereafter, a lump-sum payment will be made.

A participant may also elect benefits to be paid under the qualifying financial hardship provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments
Investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market values on the last business day of the Plan year. Investments in common collective trusts are valued at the fair value of the underlying investments. Intermagnetics General Corporation common stock (“IGC Stock Fund”) owned by the Plan is carried at market value based on the latest quoted market prices on the last business day of the plan year. Participant loans are valued at cost, which approximates fair value.

Security transactions are recorded on a trade-date basis. Gain or loss on sales of the Company’s common stock is determined using the first-in, first-out (FIFO) method, and for mutual funds and common collective trusts, based on the average cost for investments in the respective funds.

Administrative Expenses The Plan’s administrative expenses are paid by the Company for the years ended May 31, 2004 and 2003.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payments of Benefits Benefits are recorded when paid.

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IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
May 31, 2004 and 2003

Risks and Uncertainties
The Plan provides for various investment options in any combination of stock or common collective trust fund and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the high level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

A summary of plan investments as of May 31 and the related net (depreciation) appreciation in fair value for the years then ended follows:

	2004

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value

Investment in mutual funds:
Putnam Small Cap Value Fund	$274,042	$992,358
Ariel Appreciation Fund	224,167	1,954,634	*
Pimco Total Return Fund	(43,645)	1,178,548
Van Kampen Emerging Growth	89,636	391,491
Putnam Vista Fund	133,613	747,372
Putnam Growth Opportunities Fund	428,181	2,602,795	*
Putnam Research Fund	208,572	1,261,688
Putnam Asset Allocation Growth Portfolio	492,100	3,073,848	*
Putnam Asset Allocation Balanced Portfolio	158,943	1,565,741	*
Putnam Asset Allocation Conservative Portfolio	9,549	303,221
Putnam International Equity Fund	91,889	744,597
Putnam Money Market Fund	—	3,071,225	*
Putnam Equity Income Fund	77,417	872,725
Pimco High Yield Fund, Class A	(14,726)	445,954
Oakmark International Fund	(444)	312,936
Growth Fund of America, Class R3	97,413	2,165,139	*
Columbia Small Cap Fund	(3,653)	372,909
Putnam U.S. Government Income Trust	(18,024)	1,414,961	*

Investment in common/collective trust:
Putnam S&P 500 Index Fund	214,319	1,361,830

Participant loans	—	626,380

IGC Stock	616,521	1,333,734

Total	$3,035,870	$26,794,086

* Represents 5% or more of net assets available for benefits.

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IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
May 31, 2004 and 2003

	2003

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value

Investment in mutual funds:
Putnam Small Cap Value Fund	$(94,803)	$643,583
Ariel Appreciation Fund	(56,370)	810,939
Pimco Total Return Fund	29,572	1,061,999
Van Kampen Emerging Growth	(27,399)	666,466
Putnam Vista Fund	(71,675)	538,891
Putnam Growth Opportunities Fund	(576,035)	4,055,560	*
Putnam Research Fund	(179,119)	1,354,098	*
Putnam Asset Allocation Growth Portfolio	(367,441)	2,879,918	*
Putnam Asset Allocation Balanced Portfolio	(122,255)	1,526,937	*
Putnam Asset Allocation Conservative Portfolio	(8,121)	290,485
Putnam International Equity Fund	(58,042)	453,317
Putnam Money Market Fund		3,512,265	*
Putnam Equity Income Fund	899	393,916
Pimco High Yield Fund, Class A	2,533	68,833
Growth Fund of America, Class R3	12,774	159,751
Putnam U.S. Government Income Trust	12,655	1,486,539	*

Investment in common/collective trust:
S&P 500 Index Fund	(34,773)	1,059,106

Participant loans		620,458

IGC Stock	(287,801)	775,081

Total	$(1,825,401)	$22,358,142

* Represents 5% or more of net assets available for benefits.

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IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
May 31, 2004 and 2003

4.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. If the Plan is terminated, the assets of the Plan shall be distributed to the participants based upon the participants’ respective accumulated account balances.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 1, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the common stock of the Plan’s sponsor, Intermagnetics General Corporation, and holds participant loans. These transactions also qualify as party-in-interest transactions.

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IGC 401(k) Retirement Savings Plan
Schedule H, line 4i, Schedule of Assets (Held at End of Year)
May 31, 2004

Identity of Issue		Description of Investment	Current Value

*	Putnam Small Cap Value Fund	Mutual Fund	$992,358
	Ariel Appreciation Fund	Mutual Fund	1,954,634
	Pimco Total Return Fund	Mutual Fund	1,178,548
	Van Kampen Emerging Growth	Mutual Fund	391,491
*	Putnam Vista Fund Mutual Fund	Mutual Fund	747,372
*	Putnam Growth Opportunities Fund	Mutual Fund	2,602,795
*	Putnam Research Fund	Mutual Fund	1,261,688
*	Putnam Asset Allocation Growth Portfolio	Mutual Fund	3,073,848
*	Putnam Asset Allocation Balanced Portfolio	Mutual Fund	1,565,741
*	Putnam Asset Allocation Conservative Portfolio	Mutual Fund	303,221
*	Putnam International Equity Fund	Mutual Fund	744,597
*	Putnam Money Market Fund	Mutual Fund	3,071,225
*	Putnam Equity Income Fund	Mutual Fund	872,725
	Pimco High Yield Fund, Class A	Mutual Fund	445,954
	Oakmark International Fund	Mutual Fund	312,936
	Growth Fund of America, Class R3	Mutual Fund	2,165,139
	Columbia Small Cap Fund	Mutual Fund	372,909
*	Putnam U.S. Government Income Trust	Mutual Fund	1,414,961
*	Participant Loans (5.75-10.50%)	Loans	626,380
*	IGC Stock	Common Stock	1,333,734
*	Putnam S&P 500 Index Fund	Common/Collective Trust	1,361,830

			$26,794,086

*Indicates that the issuer is a party-in interest as defined by ERISA.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN
(Name of Plan)

By:	/s/ Michael K. Burke

Michael K. Burke Executive Vice President and Chief Financial Officer

Dated: December 23, 2004

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Exhibits

     Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm